March 2, 2006

Via U.S. Mail

Jonathan Duskin
Prentice Capital Management, LP
623 Fifth Avenue
32nd Floor
New York, New York  10022

RE: 	Whitehall Jewellers, Inc.
	Amendment No. 1 to Schedule 13E-3 and Schedule TO-T filed
February 22, 	2006 by Prentice Capital Management, LP, et al.
	File No. 005-46037

Dear Mr. Duskin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3/Schedule TO-T
1. We note your revisions and response to prior comment 12. Specifically, we note your indication that the "Purchaser Group neither considered nor deemed relevant the going concern and liquidation values of Common Stock because the Purchaser Group believed that factors related to historical market price, past performance and book value were more relevant to a determination of fairness." Please revise to disclose why going concern and liquidation values were not deemed relevant on their own, as opposed to as compared to historical market prices, past performance and book value of the of the Common Stock.

Exhibit (a)(1)(ii) - Letter of Transmittal
2. We note your response to prior comment 29, however, it appears that you have addressed only the latter portion of our comment as it relates to waiver of conditions. We object to your indication that
"the conditions of the Offer may be waived, in whole or in part, by the Purchaser, in its sole discretion, at any time and from time to time in the case of any Shares tendered..." as it implies that you might be able to waive a condition as to some shareholders, as opposed to all shareholders. Please revise accordingly.

Closing Comments
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

Sincerely,


Mara L. Ransom
      Special Counsel
      Office of Mergers and Acquisitions


cc via facsimile at (212) 593-5955:

Marc Weingarten, Esq.
Robert Goldstein, Esq.
Schulte Roth & Zabel LLP

Whitehall Jewellers, Inc.
March 2, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE